新世界發展有限公司
New World Development Company Limited

03 NOV 12 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

October 30, 2003

03037265

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated October 29, 2003 in connection with the Placing of Existing Shares and Subscription for New Shares of the Company in duplicate for your files.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

11/12

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司

New World Development Company Limited

(Incorporated in Hong Kong with limited liability)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

SUMMARY

On 29 October 2003, the Vendor and the Company entered into the Placing Agreement with UBS Investment Bank, pursuant to which UBS Investment Bank will procure purchasers to acquire, or failing which itself as principal acquire, and the Vendor will sell or procure the sale of in aggregate 250,000,000 existing Shares at the Placing Price of HK$5.00 per Share.

The Placing Price represents a discount of approximately 7.41% to the closing price of HK$5.40 per Share as quoted on the Stock Exchange on 29 October 2003 and a discount of approximately 13.65% to the average closing price of approximately HK$5.79 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 29 October, 2003. The Placing Shares represent approximately 11.26% of the existing issued share capital of the Company of 2,219,546,736 Shares. Upon completion of the Placing, the shareholding percentage of the Vendor will decrease from approximately 39.23% to approximately 27.97%. Upon completion of the Subscription, the shareholding percentage of the Vendor will increase from approximately 27.97% to approximately 35.26%, as a result of which the Vendor will, but for a waiver from the Executive, be required to make a mandatory offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers. The Vendor will apply for a waiver from the Executive from their obligations to make a general offer for all the issued Shares other than those already owned by the Vendor, its associates, and parties acting in concert with them.

The obligation of UBS Investment Bank to proceed to completion of the Placing is subject to certain conditions being fulfilled and if any of such conditions shall not have been fulfilled as described below, the Placing will not proceed. Shareholders and investors are advised to exercise caution in dealing in the Shares.

Pursuant to the Subscription Agreement, the Vendor have conditionally agreed to subscribe or procure the subscription of an aggregate of 250,000,000 New Shares at the Subscription Price. The New Shares represent approximately 10.12% of the issued share capital of the Company as enlarged by the Subscription of 2,469,546,736 Shares. Upon completion of the Subscription, the shareholding percentage of the Vendor and its associates and parties acting in concert with them shall become approximately 35.26%.

The net proceeds from the Subscription are estimated to be approximately HK$1,225 million. The aggregate expenses relating to the Placing and the Subscription amount to approximately HK$25 million, including commissions, professional fees and other ancillary expenses. The entire net proceeds from the Subscription will be used in the repayment of the Company's debt and to strengthen the capital base of the Company.

PLACING AGREEMENT DATED 29 OCTOBER 2003

Parties

(a) Vendor;
(b) the Company; and
(c) UBS Investment Bank

UBS Investment Bank is not acting in concert with the Vendor and is not a connected person of the Company under the Listing Rules for the purposes of this transaction.

The Placing Shares

250,000,000 Shares, representing approximately 11.26% of the existing issued share capital of the Company and approximately 10.12% of the issued share capital of the Company as enlarged by the Subscription.

Placing Price

The Placing Price of HK$5.00 per Share was arrived at after arm's length negotiations between the Company, the Vendor and UBS Investment Bank. It represents a discount of approximately 7.41% to the closing price of HK$5.40 per Share as quoted on the Stock Exchange on 29 October 2003 and a discount of 13.65% to the average closing price of approximately HK$5.79 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 29 October 2003. The net Placing Price after deduction of expenses and commissions is estimated to be approximately HK$4.90 per Share. The Company expects that the total amount of the expenses in relation to the Placing and the Subscription is approximately HK$25 million.

The Company will reimburse the Vendor all expenses incurred by the Vendor in relation to the Placing and Subscription, to the extent that any such expenses are not covered in the calculation of the Subscription Price.

Rights

The Placing Shares will be sold free of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto as at 29 October 2003, including the right to receive all dividends or other distributions declared, made or paid on the Placing Shares at any time after 29 October 2003.

Independence of placees

The placees (and their beneficial owners) will be independent third parties not acting in concert with the Vendor and are not connected with the directors, chief executive or substantial shareholders (including the Vendor) of the Company or any of its subsidiaries or an associate of any of them. UBS Investment Bank expects that there will be over six placees who will be (i) professional and institutional investors which term generally includes brokers, dealers and companies (including fund managers), whose ordinary business involves dealing in shares and other securities; (ii) corporate entities which regularly invest in shares and other securities; and (iii) individuals.

Subscription Price

The Subscription Price is equivalent to the Placing Price of HK$5.00 per Share, net of expenses in relation to the Placing (expenses offset by the amount of interest earned on the net proceeds of the Placing during the period from the completion of the Placing up to the completion of the Subscription). The aggregate expenses relating to the Placing and the Subscription amount to approximately HK$25 million, including commissions, professional fees and other ancillary expenses.

General mandate to issue New Shares

The New Shares will be issued pursuant to the general mandate granted by the shareholders of the Company to the Directors on 26 November 2002. The Company has not issued any Shares pursuant to such general mandate.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the New Shares to be issued pursuant to the Subscription.

Ranking

The New Shares, when issued and fully paid, will rank equally with the existing Shares of the Company in issue as at the date of issue of the New Shares.

Condition of the Subscription

Completion of the Subscription is conditional upon:

(a) completion of the Placing;
(b) the Stock Exchange granting the listing of, and permission to deal in, all of the New Shares; and
(c) the Executive granting a waiver to the Vendor and its associates and parties acting in concert with them from their obligations, as a result of the Subscription, to make a general offer for all of the issued Shares other than those already owned by them under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

In relation to condition (c) above, since the percentage shareholding of the Vendor and its associates in the Company will, as a result of the Subscription, be increased from approximately 27.97% to approximately 35.26% (as detailed below), unless a waiver is granted by the Executive, an obligation to make a general offer for all of the issued Shares other than those already owned by them will arise under Rule 26 of the Hong Kong Code on Takeovers and Mergers. If the waiver is not granted by the Executive the Subscription will not become unconditional and will not be completed. An application will be made to the Executive for the granting of such waiver.

Termination events

The obligation of UBS Investment Bank to proceed to completion in the Placing Agreement is conditional upon (a) the Subscription Agreement having been entered into and not subsequently being revoked, terminated or modified; (b) there not having come to the attention of UBS Investment Bank at any time prior to completion any material breach of, or any event rendering untrue, incorrect or breached in any material respect, any of the representations, warranties or undertakings referred to in the Placing Agreement or any material breach of, or material failure to perform, any of the other material obligations of the Company or the Vendor which are required to be performed at or before completion; (c) there not having come to the attention of UBS Investment Bank at any time prior to Completion (i) any change in local or international financial, political, military, economic or market (including stock market) conditions or currency exchange rates or exchange controls or (ii) any suspension of dealings in the Shares for any period longer than 2 consecutive trading days (even if such suspension is subsequently lifted prior to Completion), or any cancellation of the listing of the Shares, on the Stock Exchange or (iii) any adverse announcement, determination or ruling of any governmental or other regulatory body, which would (in any case mentioned in (i), (ii) or (iii) above), in the opinion of UBS Investment Bank, be likely to prejudice materially the success of the Placing; (d) there not having occurred any acts of government, strikes, labour disputes, lock-outs, fire, explosion, flooding, civil commotion, economic sanctions, epidemic, terrorism, outbreak or escalation of hostilities (whether local, national or international), acts of war and acts of God; any material adverse change, or development (whether or not permanent) involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company or the Group as a whole, whether or not arising in the ordinary course of business; any material adverse change or any development (whether or not permanent) involving a prospective material adverse change or any crisis in local, national or international monetary, financial, economic, legal, taxation or political conditions or foreign exchange controls in Hong Kong and overseas or any occurrence of a combination of any such changes or developments or crises or any deterioration of any such conditions; which, in the reasonable opinion of UBS Investment Bank (after consultation with the Company), is likely to prejudice materially the success of the Placing; and (e) there not having been imposed any moratorium, suspension or material restriction on trading in shares or securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to completion of the Placing.

If any of such conditions shall not have been fulfilled by UBS Investment Bank by completion of the Placing, the Placing will not proceed. Shareholders and investors are advised to exercise caution in dealing in the Shares.

Completion of the Placing

The parties expected that the Placing will be completed on or around 3 November 2003.

Lock-up

The Vendor have undertaken to UBS Investment Bank that (except for the sale of the Placing Shares pursuant to the Placing Agreement and any Shares to be sold or transferred pursuant to any existing exchangeable securities in issue or agreed to be issued as at the date of this Agreement) from the date of the Placing Agreement and on or prior to the date being three months after the date of the Placing Agreement it will not and will procure that none of its nominees, companies controlled by it or trusts associated with it (whether individually or together and whether directly or indirectly) will (without the prior written consent of UBS Investment Bank) (i) offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (including the New Shares but excluding the Placing Shares) or any interests therein or any securities convertible into or exercisable or exchangeable for or substantially similar to any such Shares or interests or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above.

The Company has undertaken to UBS Investment Bank that (except for (i) the New Shares (ii) any new Shares to be issued pursuant to the existing employee share options of the Company or any convertible securities of the Company or its subsidiaries in issue or agreed to be issued as at the date hereof and (iii) any Shares or other securities or rights issued or granted to shareholders by way of bonus or under any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with its Articles of Association or on the exercise of rights existing at the date of the Placing Agreement) from the date hereof and on and prior to the date being three months after the date of the Placing Agreement it will not (without the prior written consent of UBS Investment Bank) (i) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or interest in Shares or (ii) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transaction described in (i) above or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above.

SUBSCRIPTION AGREEMENT DATED 29 OCTOBER 2003

Parties

(a) Vendor; and
(b) the Company

The New Shares

250,000,000 New Shares, representing approximately 11.26% of the existing issued share capital of the Company and approximately 10.12% of the issued share capital of the Company as enlarged by the Subscription.

Completion of the Subscription

Subject to fulfillment of the above conditions, completion of the Subscription will take place not later than 14 days after the date of the Placing Agreement that is, 11 November 2003, or such later date as the Company and the Vendor may agree in writing. If the Subscription is not completed within 14 days after the date of the Placing Agreement, the Subscription would constitute a connected transaction for the Company under the Listing Rules. Further announcement will be made if this occurs.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholdings in the Company before and after the Placing and the Subscription are summarised as follows:

	At present No. of Shares	%	Immediately after Completion of the Placing but before Subscription No. of Shares	%	Immediately after Completion of the Placing and Subscription No. of Shares	%
Vendor and its subsidiaries *(Note)*	870,785,889	39.23%	620,785,889	27.97%	870,785,889	35.26%
Placees	0	0.00%	250,000,000	11.26%	250,000,000	10.12%
Other shareholders	1,348,760,847	60.77%	1,348,760,847	60.77%	1,348,760,847	54.62%
	2,219,546,736	100.0%	2,219,546,736	100.0%	2,469,549,736	100.0%

Note: The shareholding interests of the Vendor and parties acting in concert with it in the Company at present and immediately after completion of the Placing and Subscription are 870,785,889 Shares, representing approximately 39.23% of the existing issued share capital and approximately 35.26% of the issued share capital of the Company as enlarged by the issue of the New Shares.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The Directors consider that the Placing and the Subscription will strengthen the capital base of the Company. The entire net proceeds from the Subscription of approximately HK$1,225 million will be applied towards reducing bank borrowings.

The Company did not have any equity fund raising activities in the past 12 months.

DEFINITIONS

"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission (or any delegate of the Executive Director)
"Group"	the Company and its subsidiaries
"HK$"	the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Shares"	250,000,000 new Shares to be subscribed by the Vendor or their nominees under the Subscription
"Placing"	the placing of the Placing Shares pursuant to the Placing Agreement
"Placing Agreement"	the placing agreement dated 29 October 2003 between the Vendor, the Company and UBS Investment Bank
"Placing Price"	HK$5.00 per Placing Share
"Placing Shares"	250,000,000 existing Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Subscription"	the conditional subscription by the Vendor of the New Shares pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 29 October 2003 between the Vendor and the Company
"UBS Investment Bank"	UBS AG, Hong Kong Branch, the placing agent
"Vendor"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, which is interested beneficially in approximately 39.23% of the issued share capital of the Company prior to the Placing

By order of the board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 29 October 2003

The Directors (except The Honourable Lee Quo-Wei, Lord Sandberg, Michael, Dr. Ho Tim, Mr. Cha Mou-Sing, Payson and Mr. Cha Mou-Zing, Victor, who cannot be contacted) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.